CONSENT OF EXPERT

February 18, 2022

Integra Resources Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Integra Resources Corp.

I, Michael Gustin, do hereby consent to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the written disclosure in the Company's Material Change Report dated February 18, 2022 regarding mineral resources for the DeLamar Project (the "Technical Information"), being filed with the United States Securities and Exchange Commission (the "SEC"); and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the Technical Information into, and the use of my name in, the Company's Registration Statement on Form F-10 (No. 333-242483), and any amendments thereto, filed with the SEC.

By:	/s/ Michael Gustin
Michael Gustin, C.P.G.